UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

TRC Companies, Inc.
(Name of Issuer)

Common Stock, $0.10 Par Value
(Title of Class of Securities)

872625108
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872625108

1.	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons Peter R. Kellogg
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,201,181
	6.	Shared Voting Power 228,415
	7.	Sole Dispositive Power 2,201,181
	8.	Shared Dispositive Power 228,415
9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,429,596
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions).	☐
11.	Percent of Class Represented by Amount in Row (9): 9.0%
12.	Type of Reporting Person (see instructions): IN, HC

CUSIP No. 872625108

1.	Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons IAT Reinsurance Company Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 880,100
	6.	Shared Voting Power NONE
	7.	Sole Dispositive Power 880,100
	8.	Shared Dispositive Power NONE
9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 880,100
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions).	☐
11.	Percent of Class Represented by Amount in Row (9): 3.2%
12.	Type of Reporting Person (see instructions): CO

CUSIP No. 872625108

ITEM 1(a).	NAME OF ISSUER:

TRC Companies, Inc. (“TRC Companies”)

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

21 Griffin Road North
Windsor, Connecticut  06095

ITEM 2(a).	NAME OF PERSON FILING:

This statement is filed on behalf of Peter R. Kellogg and IAT Reinsurance Company Ltd. (“IAT”), a Bermuda corporation.  Mr. Kellogg is the sole owner of IAT’s voting stock, is a member of IAT’s board of directors, and is the President and CEO of IAT.  A joint filing agreement of Mr. Kellogg and IAT is attached as Exhibit A to a previously filed 13G.

This statement relates to 880,100 shares of TRC Companies held by IAT and its wholly-owned subsidiaries, 381,081 shares of TRC Companies owned by Mr. Kellogg directly, 228,415 shares of TRC Companies held by Mr. Kellogg’s wife, plus an additional 940,000 shares held by custodial accounts controlled by Mr. Kellogg and by companies controlled by Mr. Kellogg.  Mr. Kellogg has sole dispositive and voting power with respect to the shares of TRC Companies owned by IAT and its subsidiaries.  Mr. Kellogg disclaims beneficial ownership of the shares held by his wife and by IAT and its subsidiaries, and this statement should not be deemed to be an admission that Mr. Kellogg is a member of any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

48 Wall Street, New York, NY  10005

ITEM 2(c).	CITIZENSHIP:

IAT is a Bermuda corporation, and Peter R. Kellogg is a citizen of the United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.10 par value

ITEM 2(e).	CUSIP NUMBER:

872625108

CUSIP No. 872625108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:

N/A

ITEM 4.	OWNERSHIP

(a)	AMOUNT BENEFICIALLY OWNED: 2,429,596 shares

(b)	PERCENT OF CLASS: 9.0%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	Sole power to vote or to direct the vote: 2,201,181 shares

(ii)	Shared power to vote or to direct the vote: 228,415 shares

(iii)	Sole power to dispose or to direct the disposition of: 2,201,181 shares

(iv)	Shared power to dispose or to direct the disposition of: 228,415 shares

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by them in accordance with their ownership interest in IAT.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

See Exhibit B.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
Not Applicable

CUSIP No. 872625108

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 872625108

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

IAT REINSURANCE COMPANY LTD.

Dated:	February 15, 2011 New York, New York	By:	/s/ Marguerite R. Gorman, attorney in fact
Name: Peter R. Kellogg Title: President and CEO

Dated:	February 15, 2011 New York, New York	By:	/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg

Exhibit B

ITEM 7

IAT is the relevant subsidiary for which Peter R. Kellogg may be considered a control person.